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For further information call:
(CEO) Mark Bristow  +44 779 775 2288
(CFO) Roger Williams  +44 779 771 9660


ADR SPLIT DESIGNED TO CREATE FURTHER LIQUIDITY


New York, 5 March 2003 - Randgold Resources, the London Stock Exchange (RRS) and Nasdaq (GOLD) listed gold company, has announced that its ADRs are to be split so that one ADR will equal one ordinary share. The current ratio is one ADR to two ordinary shares.

The object of the ratio change, due to come into effect on 10 March 2003, is to create further stock liquidity and to enhance the marketability of the ADRs without diluting current holders, the company said.

Chief executive Dr Mark Bristow noted that Randgold Resources' listing on Nasdaq in July last year, and the related IPO, had already achieved a significant liquidity improvement, with some 21.1 million of the company's ADRs (42.2 million ordinary shares) having been traded on Nasdaq since then.

Randgold Resources has 28.08 million shares in issue and last week the free float was further increased when JCI subsidiary Consolidated Mining Jersey sold its entire holding, amounting to more than 4% of Randgold Resources' issued shares, in order to unwind a financing agreement.

"It's one of our major corporate objectives to build an efficient trading platform for our stock as well as a broad shareholder base. The ADR split marks another advance in this process," Bristow said.


Issued on behalf of Randgold Resource Limited by du Plessis Associates. dPA contact Kathy du Plessis on Tel: 27(11) 728 4701, mobile: (0)83 266 5847 or e-mail randgoldresources@dpapr.com website: www.randgoldresources.com


DISCLAIMER:
Statements made in this release with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold


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production at Morila, estimates of reserves and mine life and liabilities arising from the closure of Syama. Randgold Resources assumes no obligation to update information in this release.


BACKGROUND INFORMATION ON RANDGOLD RESOURCES:

     Randgold Resources is an international gold mining and exploration business focused on Africa and incorporated in the Channel Islands in 1995 and listed on the London Stock Exchange in 1997 and on Nasdaq in 2002. Its mission is to achieve superior returns on equity through the discovery, management and exploitation of gold-focused resource opportunities.

     It has to date discovered the 6 million ounce Morila deposit in southern Mali, the 1.5 million ounce Yalea Deposit in western Mali and the 3 million ounce Tongon deposit in the Cote d'Ivoire. The Company successfully developed the Morila deposit into one of the world's largest and highest-margin gold mines which, in 2002, produced just over 1 million ounces at a total cash cost of US$74/ounce.

     Randgold Resources has advanced feasibility projects at Loulo in Mali and Tongon in Cote d'Ivoire. In addition, it has a portfolio of prospective exploration projects in Mali, Cote d'Ivoire, Senegal and Tanzania. Its reserves and resources currently total some 8 million ounces.
*************
Issued on behalf of Randgold Resources Limited
Kathy du Plessis
Randgold Resources Investor and Media Relations
Tel: +27-11-728-4701
Fax: +27-11-728-2547
Mobile: +27 (0) 83 266 5847
E-mail: randgoldresources@dpapr.com
www.randgoldresources.com
Postal address: PO Box 87386, Houghton, 2041, South Africa